EXHIBIT 99.1 THE ROUSE COMPANY LP, A SUBSIDIARY OF GENERAL GROWTH PROPERTIES,
INC.

Under the terms of an Indenture dated as of February 24, 1995, The Rouse Company LP ("TRCLP") was required to file with the SEC the annual and quarterly reports and other documents which TRCLP would be required to file as if it was subject to Section 13(a) or 15(d) of the Exchange Act, regardless of whether TRCLP was subject to such requirements. TRCLP is no longer required to file reports or other documents with the SEC under Section 13(a) or 15(d). Accordingly, in lieu of such filing, certain financial and other information related to TRCLP has been included as this exhibit 99.1 to the General Growth Properties, Inc. ("GGP") Form 10-K.

All references to numbered notes are to specific footnotes to the consolidated financial statements of TRCLP as included in this exhibit. The descriptions included in such notes are incorporated into the applicable response by reference. The following discussion should be read in conjunction with such consolidated financial statements and related notes. The terms "we," "us," and "our" in this exhibit may also be used to refer to TRCLP and its subsidiaries.

TRCLP (a Delaware limited partnership) is the successor company to The Rouse Company ("TRC"), which was incorporated as a business corporation under the laws of the State of Maryland in 1956. TRC was acquired by GGP (the "Merger") on November 12, 2004. The Merger (Note 1) resulted in TRCLP being a subsidiary of GGP, headquartered in Chicago, Illinois. GGP is a self-administered and self-managed Real Estate Investment Trust ("REIT"). GGP is a Delaware corporation and was organized in 1986.

MANAGEMENT'S OVERVIEW AND SUMMARY

We operate our business in two segments: the Retail and Other segment and the Master Planned Communities segment. Our primary business (our Retail and Other segment) is the ownership, management, leasing and development of rental properties, primarily shopping centers. We also develop and sell land for residential, commercial and other uses primarily in master planned communities (our Master Planned Communities segment). Management believes the most significant operating factor affecting incremental revenues and cash flow and real estate net operating income is increased rents (either base rental revenue or overage rents) earned from tenants at our properties. These rental revenue increases are primarily achieved by re-leasing existing space at higher current rents, increasing occupancy which results in more space generating rent and increasing tenant sales which results in increased overage rents. The expansion and renovation of a property also results in increased cash flows and net income as a result of increased customer traffic, trade area penetration and improved competitive position of the property.

Our Retail and Other segment includes retail or mixed-use centers, and office buildings (the "Consolidated Retail Properties") and interests in retail or mixed-use properties, and office buildings through investments in Unconsolidated Real Estate Affiliates (the "Unconsolidated Retail Properties"). For the purposes of this exhibit, the Consolidated Retail Properties and the Unconsolidated Retail Properties are collectively referred to as our "Operating Property Portfolio."

Our Master Planned Communities segment includes the development and sale of residential and commercial land, primarily in large-scale projects in and around Columbia, Maryland; Summerlin (Las Vegas), Nevada; and Houston, Texas. We develop and sell finished and undeveloped land in such communities to builders and other developers for residential, commercial and other uses. In addition, our Master Planned Communities segment includes our interest in The Woodlands, a master planned community in the Houston, Texas metropolitan area. This project is classified in our Unconsolidated Real Estate Affiliates. Reference is made to Notes 2 and 5 for a further discussion of our investments in Unconsolidated Real Estate Affiliates.

Effective January 1, 2007, Rouse Property Management, Inc. ("RPMI"), a taxable REIT subsidiary of TRCLP, was merged into GGMI, a taxable REIT subsidiary (a "TRS") of GGPLP. Pursuant to SFAS No. 144, the operations of RPMI prior to the merger date have been reported as discontinued operations in the accompanying TRCLP financial statements.

In addition, effective March 31, 2007, through a series of transactions, a private REIT owned by General Growth Properties Limited Partnership ("GGPLP") was contributed to TRCLP and that additional TRS became a qualified REIT subsidiary of that private REIT ("the Private REIT/TRS Restructuring"). This Private REIT/TRS Restructuring resulted in approximately a $328.4 million decrease in our net deferred tax liabilities, an approximate $7.4 million increase in our current taxes payable and an approximate $321.0 million income tax benefit related to the properties now owned by the private REIT. In accordance with the guidance established for mergers involving affiliates under common control, the financial statements of TRCLP have been restated to include the results of the private REIT for all periods presented, similar to a pooling of interests. This restructuring increased total assets by $2.7 billion, total liabilities by $2.1 billion and total partners' capital by $0.6 billion as of December 31, 2006. As a result of the restatement, net income was increased by $76.6 million and $71.3 million for the years ended December 31, 2006 and 2005, respectively.

MANAGEMENT'S DISCUSSION OF TRCLP OPERATIONS AND LIQUIDITY

REVENUES

Tenant rents (which includes minimum rents, tenant recoveries, and overage rents) increased in 2007 primarily due to increased gross rents from tenants at various properties. In addition, as discussed in Note 11 to the TRCLP consolidated financial statements, we reached settlements with certain of our insurance carriers with respect to property damage and business interruption claims at our Riverwalk Marketplace and Oakwood Center properties. Such settlements yielded the recognition of $6.8 million in additional minimum rents. Such increase was partially offset by a $2.5 million decrease in lease termination income in 2007 as compared to 2006. Tenant recovery revenues at various properties also increased in 2007 due to higher occupancy and property operating expenses. These increases in revenue were more than offset by a $278.9 million decrease in land sales primarily due to decreased sales volumes at our Summerlin development during 2007.

OPERATING EXPENSES

Operating expenses decreased by $123.5 million in 2007 due primarily to a $199.7 million decrease in land sales operations expense as a result of decreased land activity discussed above, partially offset by the non-cash impairment charge of $127.6 we recognized related to Columbia and Fairwood communities. Property operating costs increased primarily as a result of increased insurance and utility costs in 2007. Real estate taxes, repairs and maintenance and other property operating expenses are generally recoverable from tenants and the increases in these expenses are generally consistent with the increases in tenant recovery revenues. The provision for doubtful accounts decreased in 2007 primarily due to the recognition of approximately $13.4 million at Oakwood Center and Riverwalk Marketplace (discussed above) as we recovered previously reserved tenant rents due to business interruption insurance recoveries.

BENEFIT FROM (PROVISION FOR) INCOME TAXES

The benefit from income taxes for the year ended December 31, 2007 resulted primarily from the Private REIT/TRS Restructuring benefit of $321.0 million discussed above and the $50.5 million deferred income tax benefit associated with the impairment charge discussed above. Also impacting the change was the recognition of potential interest expense and penalties related to unrecognized tax benefits recorded as the result of the adoption of FIN 48.

NET INCOME

Interest expense increased as a result of higher interest rates and higher year over year average outstanding debt balances primarily during the first quarter of 2007.

CASH POSITION AT DECEMBER 31, 2007

TRCLP's cash and cash equivalents decreased $41.7 million to $23.7 million as of December 31, 2007 as compared to December 31, 2006. The cash position of TRCLP is largely determined at any point in time by the relative short-term demands for cash by TRCLP and GGP, TRCLP's parent. TRCLP expects to remain current with respect to its debt obligations and be able to access additional funds as required from GGP.

                              THE ROUSE COMPANY LP
                 A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.
                 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND
                    CONSOLIDATED FINANCIAL STATEMENT SCHEDULE

                                                                                                        Page
                                                                                                       Number
                                                                                                       ------
CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm                                                  T-4
Consolidated Balance Sheets as of December 31, 2007 and 2006                                             T-5
Consolidated Statements of Operations and Comprehensive Income for the Years Ended
      December 31, 2007, 2006 and 2005                                                                   T-6
Consolidated Statements of Partners' Capital for the Years Ended
      December 31, 2007, 2006 and 2005                                                                   T-7
Consolidated Statements of Cash Flows for the Years Ended December 31, 2007, 2006 and 2005               T-8
Notes to Consolidated Financial Statements                                                              T-10
      Note 1         Organization                                                                       T-10
      Note 2         Summary of Significant Accounting Policies                                         T-10
      Note 3         Acquisitions and Intangibles                                                       T-16
      Note 4         Discontinued Operations and Gains (Losses)  on Dispositions of
                     Interests in Operating Properties                                                  T-16
      Note 5         Unconsolidated Real Estate Affiliates                                              T-17
      Note 6         Mortgages, Notes and Loans Payable                                                 T-21
      Note 7         Income Taxes                                                                       T-21
      Note 8         Rentals under Operating Leases                                                     T-24
      Note 9         Transactions with Affiliates                                                       T-24
      Note 10        Other Assets and Liabilities                                                       T-25
      Note 11        Commitments and Contingencies                                                      T-25
      Note 12        Recently Issued Accounting Pronouncements                                          T-27

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
The Rouse Company LP
Chicago, Illinois

We have audited the accompanying consolidated balance sheets of The Rouse Company LP and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations and comprehensive income, partners' capital, and cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Rouse Company LP and subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 7 to the consolidated financial statements, on January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES.

/s/ Deloitte & Touche LLP

Chicago, Illinois
February 26, 2008

                      The Rouse Company LP and Subsidiaries
                 A Subsidiary of General Growth Properties, Inc.
                           CONSOLIDATED BALANCE SHEETS

                                                                                               December 31,
                                                                                        ----------------------------
                                                                                            2007            2006
                                                                                        ------------    ------------
                                                                                          (Dollars in thousands)
ASSETS:
Investment in real estate:
   Land                                                                                 $  1,556,115    $  1,552,570
   Buildings and equipment                                                                11,040,398      10,855,031
   Less accumulated depreciation                                                          (1,318,032)     (1,039,325)
   Developments in progress                                                                  291,643         247,295
                                                                                        ------------    ------------
      Net property and equipment                                                          11,570,124      11,615,571
   Investment in and loans to/from Unconsolidated Real Estate Affiliates                   1,377,634       1,431,463
   Investment land and land held for development and sale                                  1,639,372       1,655,838
                                                                                        ------------    ------------
      Net investment in real estate                                                       14,587,130      14,702,872
Cash and cash equivalents                                                                     23,679          65,416
Accounts and notes receivable, net                                                           155,950         148,843
Goodwill                                                                                     385,683         371,674
Deferred expenses, net                                                                       106,028          96,265
Prepaid expenses and other assets                                                            622,645         688,402
                                                                                        ------------    ------------
         Total assets                                                                   $ 15,881,115    $ 16,073,472
                                                                                        ============    ============

LIABILITIES AND PARTNERS' CAPITAL:
Mortgages, notes and loans payable                                                      $  9,455,727    $  9,318,327
Investment in and loans to/from Unconsolidated Real Estate Affiliates                         25,632          21,864
Deferred tax liabilities                                                                     854,000       1,302,205
Accounts payable and accrued expenses                                                        623,098         583,807
                                                                                        ------------    ------------
         Total liabilities                                                                10,958,457      11,226,203
                                                                                        ------------    ------------

Minority interests                                                                             3,983           5,798

Commitments and contingencies                                                                     --              --

Partners' capital:
   Partners' capital                                                                       8,934,378       8,444,777
   Accumulated other comprehensive loss                                                         (419)             (9)
                                                                                        ------------    ------------
      Total partners' capital, before receivable from General Growth Properties, Inc.      8,933,959       8,444,768
   Receivable from General Growth Properties, Inc.                                        (4,015,284)     (3,603,297)
                                                                                        ------------    ------------
      Total partners' capital                                                              4,918,675       4,841,471
                                                                                        ------------    ------------
         Total liabilities and partners' capital                                        $ 15,881,115    $ 16,073,472
                                                                                        ============    ============

The accompanying notes are an integral part of these consolidated financial statements.

                      The Rouse Company LP and Subsidiaries
                 A Subsidiary of General Growth Properties, Inc.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                            AND COMPREHENSIVE INCOME
                             (Dollars in thousands)

                                                                            Year Ended December 31,
                                                                   -----------------------------------------
                                                                       2007           2006           2005
                                                                   -----------    -----------    -----------
Revenues:
   Minimum rents                                                   $   878,975    $   862,666    $   811,629
   Tenant recoveries                                                   395,118        385,800        382,437
   Overage rents                                                        41,804         36,165         31,236
   Land sales                                                          145,649        424,516        385,205
   Management and other fees                                               686            664          1,848
   Other                                                                59,766         52,372         50,668
                                                                   -----------    -----------    -----------
      Total revenues                                                 1,521,998      1,762,183      1,663,023
                                                                   -----------    -----------    -----------
Expenses:
   Real estate taxes                                                   108,608        106,497        100,925
   Repairs and maintenance                                             103,005        102,733        101,310
   Marketing                                                            22,042         18,872         27,942
   Other property operating expenses                                   220,014        203,169        234,573
   Land sales operations                                               244,308        316,453        311,815
   Property management and other costs                                  63,600         61,271         41,170
   Provision for doubtful accounts                                       2,287         18,071          7,220
   Depreciation and amortization                                       336,071        396,418        388,930
                                                                   -----------    -----------    -----------
      Total expenses                                                 1,099,935      1,223,484      1,213,885
                                                                   -----------    -----------    -----------
   OPERATING INCOME                                                    422,063        538,699        449,138

Interest income                                                          3,673          5,884          7,384
Interest expense                                                      (443,520)      (424,515)      (346,311)
                                                                   -----------    -----------    -----------
   INCOME (LOSS) BEFORE INCOME TAXES, MINORITY INTERESTS AND
      EQUITY IN INCOME OF UNCONSOLIDATED AFFILIATES                    (17,784)       120,068        110,211
Benefit from (provision for) income taxes                              307,181        (87,968)       (49,497)
Minority interests                                                      (1,355)        (4,656)        (1,189)
Equity in income of unconsolidated affiliates                          107,174         48,484         40,389
                                                                   -----------    -----------    -----------
   INCOME FROM CONTINUING OPERATIONS                                   395,216         75,928         99,914
Discontinued operations                                                     --         (1,224)        11,441
                                                                   -----------    -----------    -----------
   NET INCOME                                                          395,216         74,704        111,355
Other items of comprehensive income (loss):
   Unrealized losses on available-for-sale securities                      (44)          (328)           (82)
   Net unrealized gains (losses) on financial instruments                 (366)          (558)           870
                                                                   -----------    -----------    -----------
   Total other comprehensive income (loss)                                (410)          (886)           788
                                                                   -----------    -----------    -----------
COMPREHENSIVE INCOME, NET                                          $   394,806    $    73,818    $   112,143
                                                                   ===========    ===========    ===========

The accompanying notes are an integral part of these consolidated financial statements.

                      The Rouse Company LP and Subsidiaries
                 A Subsidiary of General Growth Properties, Inc.
                  CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL

                                                                          Accumulated other    Receivable from
                                                                            comprehensive       General Growth
                                                    Partners' Capital       income (loss)      Properties, Inc.       Total
                                                    ------------------    -----------------    ----------------    ------------
                                                                               (Dollars in thousands)
BALANCE AT JANUARY 1, 2005                          $        8,371,626    $              89    $     (1,171,572)   $  7,200,143

Net income                                                     111,355                   --                  --         111,355
Other comprehensive income                                          --                  788                  --             788
Receivable from General Growth Properties, Inc.                     --                   --          (1,220,644)     (1,220,644)
Tax benefit from stock options                                   1,067                   --                  --           1,067
                                                    ------------------    -----------------    ----------------    ------------
BALANCE AT DECEMBER 31, 2005                                 8,484,048                  877          (2,392,216)      6,092,709

Net income                                                      74,704                   --                  --          74,704
Other comprehensive loss                                            --                 (886)                 --            (886)
Distribution of Augusta Mall to General
   Growth Properties, Inc.                                    (113,965)                  --                  --        (113,965)
Receivable from General Growth Properties, Inc.                     --                   --          (1,211,081)     (1,211,081)
Tax expense from stock options                                     (10)                  --                  --             (10)
                                                    ------------------    -----------------    ----------------    ------------
BALANCE AT DECEMBER 31, 2006                                 8,444,777                   (9)         (3,603,297)      4,841,471

Cumulative effect of adoption of FIN 48                         (6,378)                  --                  --          (6,378)
                                                    ------------------    -----------------    ----------------    ------------
ADJUSTED BALANCE AT JANUARY 1, 2007                          8,438,399                   (9)         (3,603,297)      4,835,093

Net income                                                     395,216                   --                  --         395,216
Other comprehensive loss                                            --                 (410)                 --            (410)
Receivable from General Growth Properties, Inc.                     --                   --            (411,987)       (411,987)
Capital contribution from GGPLP                                100,000                   --                  --         100,000
Tax benefit from stock options                                     763                   --                  --             763
                                                    ------------------    -----------------    ----------------    ------------
BALANCE AT DECEMBER 31, 2007                        $        8,934,378    $            (419)   $     (4,015,284)   $  4,918,675
                                                    ==================    =================    ================    ============

The accompanying notes are an integral part of these consolidated financial statements.

                      The Rouse Company LP and Subsidiaries
                 A Subsidiary of General Growth Properties, Inc.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                           Year ended December 31,
                                                                    --------------------------------------
                                                                       2007          2006          2005
                                                                    ----------    ----------    ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                          $  395,216    $   74,704    $  111,355
Adjustments to reconcile net income to net cash provided by
   operating activities:
   Depreciation and amortization, including discontinued               336,071       397,940       394,410
   operations
   Minority interests, including discontinued operations                 1,355         4,642         1,474
   Equity in income of Unconsolidated Real Estate Affiliates          (107,174)      (48,765)      (40,389)
   Operating distributions received from Unconsolidated Real
      Estate Affiliates                                                 75,804        41,790        22,858
   Impairment of investment land and land held for development
      and sale                                                         127,600            --            --
   Participation expense pursuant to Contingent Stock Agreement         31,884       110,740       106,285
   Land development and acquisition expenditures                      (173,989)     (200,367)     (170,026)
   Cost of land sales                                                   48,794       175,184       181,301
   Provision for doubtful accounts, including discontinued               2,287        18,209         7,228
   operations
   Deferred income taxes, including tax restructuring benefit         (375,285)       53,469        26,945
   Straight-line rent amortization                                     (14,044)      (25,702)      (21,509)
   Amortization of intangibles other than in-place leases                2,182        (5,091)        1,814
   Amortization of debt market rate adjustment and other non-cash
      interest expense                                                 (29,508)      (30,290)      (43,818)
   Net changes:
      Accounts and notes receivable                                    (17,880)      (18,901)      (42,066)
      Prepaid expenses and other assets                                 23,100         4,396       (93,556)
      Accounts payable, accrued expenses and other liabilities         (34,445)      (94,715)       67,242
   Other, including insurance recoveries, net                           23,986        12,611        40,627
                                                                    ----------    ----------    ----------
Net cash provided by operating activities                              315,954       469,854       550,175
                                                                    ----------    ----------    ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition/development of real estate and improvements and
   additions to properties                                            (307,514)     (226,307)     (209,349)
Proceeds from sale of investment properties                                500        23,117       143,543
Distributions received from Unconsolidated Real Estate Affiliates
   in excess of income                                                 110,326        27,099        45,032
Increase in investments in Unconsolidated Real Estate Affiliates       (20,332)      (35,572)      (15,481)
(Increase) decrease in restricted cash                                   3,627        21,128       (26,256)
Collection of long-term notes receivable                                    --         4,822        15,374
Other, including insurance recoveries, net                              22,805        35,608        10,515
                                                                    ----------    ----------    ----------
   Net cash used by investing activities                              (190,588)     (150,105)      (36,622)
                                                                    ----------    ----------    ----------

The accompanying notes are an integral part of these consolidated financial statements.

                      The Rouse Company LP and Subsidiaries
                 A Subsidiary of General Growth Properties, Inc.
                CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
                                 (In thousands)

                                                                           Year ended December 31,
                                                                   ------------------------------------------
                                                                      2007           2006            2005
                                                                   ----------    ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of mortgages, notes and loans payable          846,000       2,058,183       2,072,254
Principal payments on mortgages, notes and loans payable             (689,711)     (1,073,919)     (1,220,621)
Advances to General Growth Properties, Inc.                          (418,797)     (1,295,677)     (1,286,700)
Capital contribution from GGPLP                                       100,000              --              --
Deferred financing costs                                               (1,811)        (10,005)         (4,189)
Distributions to minority interest partners of excess financing
   proceeds                                                                --              --         (26,816)
Other, net                                                             (2,784)         (7,271)         (3,499)
                                                                   ----------    ------------    ------------
   Net cash used by financing activities                             (167,103)       (328,689)       (469,571)
                                                                   ----------    ------------    ------------
   Net change in cash and cash equivalents                            (41,737)         (8,940)         43,982
Cash and cash equivalents at beginning of period                       65,416          74,356          30,374
                                                                   ----------    ------------    ------------
Cash and cash equivalents at end of period                         $   23,679    $     65,416    $     74,356
                                                                   ==========    ============    ============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
   Interest paid                                                   $  533,594    $    503,473    $    390,640
   Interest capitalized                                                54,799          47,702          46,706
   Income taxes paid                                                   89,455          32,435           7,358

SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
   Transfer of deferred compensation and retirement accounts
      from TRCLP to GGMI                                           $       --    $     20,062    $         --
   Distribution of Augusta Mall from TRCLP to GGPLP                        --         113,965              --
   Tax benefit (expense) related to nonqualified stock options
      exercised                                                           763             (10)          1,067
   Debt assumed by purchasers of land and other assets                  2,623           5,640          11,371
   Purchase price adjustments related to Merger:
   Land                                                                    --              --          (2,720)
   Building and equipment                                                  --              --         (24,808)
   Development in progress                                                 --              --         (52,904)
   Investment in Unconsolidated Real Estate Affiliates                     --              --          49,203
   Mortgages, notes and loans payable                                      --              --          35,862

The accompanying notes are an integral part of these consolidated financial statements.

                      The Rouse Company LP and Subsidiaries
                 A Subsidiary of General Growth Properties, Inc.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 ORGANIZATION

GENERAL

The Rouse Company LP (the successor to The Rouse Company) ("TRC"), ("we," "TRCLP" or "us") is a limited partnership and subsidiary of General Growth Properties, Inc ("GGP") after a merger (the "Merger") of TRC and GGP completed November, 2004. Through our subsidiaries and affiliates, we develop and manage operating rental properties located throughout the United States and develop and sell land for residential, commercial and other uses primarily in master planned communities. The operating properties consist of retail centers, office and industrial buildings and mixed-use and other properties. The retail centers are primarily regional shopping centers in suburban market areas, but also include specialty marketplaces in certain downtown areas and several community retail centers. The office and industrial properties are located primarily in the Baltimore-Washington and Las Vegas markets or are components of large-scale mixed-use properties (which include retail, parking and other uses) located in other urban markets. Land development and sales operations are predominantly related to large scale, long-term community development projects in and around Columbia, Maryland; Summerlin, Nevada; and Houston, Texas.

In this report, we refer to our ownership interests in majority owned or controlled properties as "Consolidated Properties," to our ownership interests in joint ventures in which we own a non-controlling interest as "Unconsolidated Real Estate Affiliates" and the properties owned by such joint ventures as the "Unconsolidated Properties." Our "Company Portfolio" includes both our Consolidated Properties and our Unconsolidated Properties.

PRIVATE REIT/TRS RESTRUCTURING

Effective January 1, 2007, Rouse Property Management, Inc. ("RPMI"), a taxable REIT subsidiary of TRCLP, was merged into GGMI, a taxable REIT subsidiary of GGPLP. Pursuant to SFAS No. 144, the operations of RPMI prior to the merger date have been reported as discontinued operations in the accompanying TRCLP financial statements.

In addition, effective March 31, 2007, through a series of transactions, a private REIT owned by General Growth Properties Limited Partnership ("GGPLP"), a subsidiary of GGP, was contributed to TRCLP and that additional TRS became a qualified REIT subsidiary of that private REIT ("the Private REIT/TRS Restructuring"). This Private REIT/TRS Restructuring resulted in approximately a $328.4 million decrease in our net deferred tax liabilities, an approximate $7.4 million increase in our current taxes payable and an approximate $321.0 million income tax benefit related to the properties now owned by the private REIT. In accordance with the guidance established for mergers involving affiliates under common control, the financial statements of TRCLP have been restated to include the results of the private REIT for all periods presented, similar to a pooling of interests. This restructuring increased total assets by $2.7 billion, total liabilities by $2.1 billion and total partners' capital by $0.6 billion as of December 31, 2006. As a result of the restatement, net income was increased by $76.6 million and $71.3 million for the years ended December 31, 2006 and 2005, respectively.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of TRCLP, our subsidiaries and joint ventures in which we have a controlling interest. For consolidated joint ventures, the non-controlling partner's share of operations (generally computed as the joint venture partner's ownership percentage) is included in Minority Interest. All significant intercompany balances and transactions have been eliminated.

PROPERTIES

Real estate assets acquired subsequent to the Merger date are stated at cost. For property owned by TRC at the Merger date, the carrying value of such assets was set at fair value by purchase accounting adjustments (Note 3). Construction and improvement costs incurred in connection with the development of new properties or the redevelopment of existing properties are capitalized to the extent the total carrying value of the property does not exceed the estimated fair value of the completed property. Real estate taxes and interest costs incurred during construction periods are capitalized. Capitalized interest costs are based on qualified expenditures and interest rates in place during the construction period. Capitalized real estate taxes and interest costs are amortized over lives which are consistent with the constructed assets.

Pre-development costs, which generally include legal and professional fees and other directly related third-party costs are capitalized as part of the property being developed. In the event a development is no longer deemed to be probable, the costs previously capitalized are expensed.

Tenant improvements, either paid directly or in the form of construction allowances paid to tenants, are capitalized and depreciated over the average lease term. Maintenance and repairs are charged to expense when incurred. Expenditures for significant betterments and improvements are capitalized.

Depreciation or amortization expense is computed using the straight-line method based upon the following estimated useful lives:

                                                  YEARS
                                                 -------
Buildings and improvements                       40-45
Equipment, tenant improvements and fixtures       5-10

IMPAIRMENT

Our real estate assets, including developments in progress and investment land and land held for development and sale, are reviewed for potential impairment indicators whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment indicators for our retail and other segment are assessed separately for each property and include, but are not limited to, significant decreases in real estate property net operating income and occupancy percentages. Impairment indicators for our master planned communities segment are assessed separately for each community and include, but are not limited to; significant decreases in sales pace, average selling prices; significant increases in expected land development and construction costs or cancellation rates; and projected losses on expected future land sales. Impairment indicators for development in progress or other developments are assessed by project and include, but are not limited to: significant changes in projected completion dates, development costs, and market factors.

If an indicator of potential impairment exists, the asset would be tested for recoverability by comparing its carrying value to the estimated future undiscounted operating cash flow. A real estate asset is considered to be impaired when the estimated future undiscounted operating cash flow is less than its carrying value. To the extent an impairment has occurred, the excess of the carrying value of the asset over its estimated fair value will be expensed to operations.

Based on the results of our evaluations, we recognized a non-cash impairment charge of $127.6 million in 2007 related to our Columbia and Fairwood communities in our master planned communities segment. The carrying value of the investment land and land held for development and sale that was impacted by this non-cash impairment charge totaled $1.64 billion at December 31, 2007 and $1.66 billion at December 31, 2006. This impairment charge is included in land sales operations in our Consolidated Statements of Income and Comprehensive Income.

There were no impairments present for our retail and other segment as of December 31, 2007 and 2006.

ACQUISITIONS OF OPERATING PROPERTIES

Acquisitions of properties are accounted for utilizing the purchase method and, accordingly, the results of operations of acquired properties are included in our results of operations from the respective dates of acquisition. Estimates of future cash flows and other valuation techniques are used to allocate the purchase price of acquired property between land, buildings and improvements, equipment and identifiable intangible assets and liabilities such as amounts related to in-place at-market tenant leases, acquired above and below-market tenant and ground leases and tenant relationships. Initial valuations are subject to change until such information is finalized no later than 12 months from the acquisition date.

The fair values of tangible assets are determined on an "if-vacant" basis. The "if-vacant" fair value is allocated to land, where applicable, buildings, tenant improvements and equipment based on comparable sales and other relevant information obtained in connection with the acquisition of the property.

The estimated fair value of acquired in-place at-market tenant leases are the costs we would have incurred to lease the property to the occupancy level of the property at the date of acquisition. Such estimate includes the fair value of leasing commissions, legal costs and tenant coordination costs that would be incurred to lease the property to this occupancy level. Additionally, we evaluate the time period over which such occupancy level would be achieved and include an estimate of the net operating costs (primarily real estate taxes, insurance and utilities) incurred during the lease-up period, which generally ranges up to one year. Acquired in-place at-market tenant leases are amortized over periods that approximate the related lease terms.

Intangible assets and liabilities are also recorded for above-market and below-market in-place tenant and ground leases where we are either the lessor or the lessee. Above-market and below-market in-place tenant and ground lease values are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between the contractual amounts to be received or paid pursuant to the in-place leases and our estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the leases. Above and below-market lease values are amortized over the remaining non-cancelable terms of the respective leases (averaging approximately five years for tenant leases and approximately 50 years for ground leases).

Due to existing contacts and relationships with tenants at our currently owned properties and at properties currently managed for others, no significant value has been ascribed to the tenant relationships at the acquired properties.

The excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired (including identified intangible assets) and liabilities assumed is recorded as goodwill. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Since each individual rental property or each operating property is an operating segment, which is each considered a reporting unit, we perform this test by comparing the fair value of each property with our book value of the property, including goodwill. If the implied fair value of goodwill is less than the book value of goodwill, then an impairment charge would be recorded. As of December 31, 2007 and 2006, we do not believe that any of our goodwill is impaired.

INVESTMENTS IN UNCONSOLIDATED REAL ESTATE AFFILIATES

We account for investments in joint ventures where we own a non-controlling joint interest using the equity method. Under the equity method, the cost of our investment is adjusted for our share of the equity in earnings of such Unconsolidated Real Estate Affiliates from the date of acquisition and reduced by distributions received. Generally, the operating agreements with respect to our Unconsolidated Real Estate Affiliates provide that assets, liabilities and funding obligations are shared in accordance with our ownership percentages. Therefore, we generally also share in the profit and losses, cash flows and other matters relating to our Unconsolidated Real Estate Affiliates in accordance with our respective ownership percentages. Differences between the carrying value of our investment in Unconsolidated Real Estate Affiliates and our share of the underlying equity of such Unconsolidated Real Estate Affiliates are amortized over lives ranging from five to forty years.

When cumulative distributions, which are primarily from financing proceeds, exceed our investment in the joint venture, the investment is reported as a liability in our Consolidated Balance Sheets.

For those joint ventures where we own less than approximately 5% interest and have virtually no influence on the joint venture's operating and financial policies, we account for our investments using the cost method.

CASH AND CASH EQUIVALENTS

Highly-liquid investments with maturities at dates of purchase of three months or less are classified as cash equivalents.

INVESTMENTS IN MARKETABLE SECURITIES

Investments in marketable securities with maturities at dates of purchase in excess of three months are carried at amortized cost as it is our intention to hold these investments until maturity. Other investments in marketable equity securities subject to significant restrictions on sale or transfer are classified as available-for-sale and are carried at fair value with unrealized changes in values recognized in other comprehensive income.

RECEIVABLE FROM GENERAL GROWTH PROPERTIES, INC.

The amounts receivable from General Growth Properties, Inc. are non-interest bearing, unsecured, payable on demand, and have been reflected as a component of Partners' Capital.

LEASES

Leases which transfer substantially all the risks and benefits of ownership to tenants are considered finance leases and the present values of the minimum lease payments and the estimated residual values of the leased properties, if any, are accounted for as receivables. Leases which transfer substantially all the risks and benefits of ownership to us are considered capital leases and the present values of the minimum lease payments are accounted for as assets and liabilities.

DEFERRED EXPENSES

Deferred expenses consist principally of financing fees, leasing costs and commissions. Deferred financing fees are amortized to interest expense using the interest method (or other methods which approximate the interest method) over the terms of the respective agreements. Deferred leasing costs and commissions are amortized using the straight-line method over periods that approximate the related lease terms. Deferred expenses in our Consolidated Balance Sheets are shown at cost, net of accumulated amortization of $33.7 million as of December 31, 2007 and $23.6 million as of December 31, 2006.

REVENUE RECOGNITION AND RELATED MATTERS

Minimum rent revenues are recognized on a straight-line basis over the terms of the related leases. Minimum rent revenues also include amounts collected from tenants to allow the termination of their leases prior to their scheduled termination dates and accretion related to above and below-market tenant leases on acquired properties. Termination income recognized for the years ended December 31, 2007, 2006 and 2005 was approximately $10.9 million, $13.3 million and $9.1 million, respectively. Accretion related to above- and below-market tenant leases for the years ended December 31, 2007, 2006 and 2005 was approximately $7.9 million, $12.7 million and $9.5 million, respectively.

Straight-line rents receivable, which represent the current net cumulative rents recognized prior to when billed and collectible as provided by the terms of the leases, of approximately $75.4 million as of December 31, 2007 and $61.3 million as of December 31, 2006 are included in Accounts and notes receivable, net in our Consolidated Balance Sheets.

We provide an allowance for doubtful accounts against the portion of accounts receivable, including straight-line rents, which is estimated to be uncollectible. Such allowances are reviewed periodically based upon our recovery experience. We also evaluate the probability of collecting future rent which is recognized currently under a straight-line methodology. This analysis considers the long-term nature of our leases, as a certain portion of the straight-line rent currently recognizable will not be billed to the tenant until many years into the future. Our experience relative to unbilled deferred rent receivable is that a certain portion of the amounts recorded as straight-line rental revenue are never collected from (or billed to) tenants due to early lease terminations. For that portion of the otherwise recognizable deferred rent that is not deemed to be probable of collection, no revenue is recognized. Accounts and notes receivable in our Consolidated Balance Sheets are shown net of an allowance for doubtful accounts of $52.3 million as of December 31, 2007 and $41.6 million as of December 31, 2006.

Overage rents are recognized on an accrual basis once tenant sales exceed contractual tenant lease thresholds. Recoveries from tenants are established in the leases or computed based upon a formula related to real estate taxes, insurance and other shopping center operating expenses and are generally recognized as revenues in the period the related costs are incurred.

Revenues from land sales are recognized using the full accrual method provided that various criteria relating to the terms of the transactions and our subsequent involvement with the land sold are met. Revenues relating to transactions that do not meet the established criteria are deferred and recognized when the criteria are met or using the installment or cost recovery methods, as appropriate in the circumstances. For land sale transactions in which we are required to perform additional services and incur significant costs after title has passed, revenues and cost of sales are recognized on a percentage of completion basis.

Cost ratios for land sales are determined as a specified percentage of land sales revenues recognized for each community development project. The cost ratios used are based on actual costs incurred and estimates of future development costs and sales revenues to completion of each project. The ratios are reviewed regularly and revised for changes in sales and cost estimates or development plans. Significant changes in these estimates or development plans, whether due to changes in market conditions or other factors, could result in changes to the cost ratio used for a specific project. The specific identification method is used to determine cost of sales for certain parcels of land, including acquired parcels we do not intend to develop or for which development is complete at the date of acquisition.

INCOME TAXES (NOTE 7)

Deferred income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. An increase or decrease in the deferred tax liability that results from a change in circumstances, and which causes a change in our judgment about expected future tax consequences of events, is included in the current tax provision. Deferred income taxes also reflect the impact of operating loss and tax credit carryforwards. A valuation allowance is provided if we believe it is more likely than not that all or some portion of the deferred tax asset will not be realized. An increase or decrease in the valuation allowance that results from a change in circumstances, and which causes a change in our judgment about the realizability of the related deferred tax asset, is included in the current tax provision.

On January 1, 2007, we adopted Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 prescribes a recognition threshold that a tax position is required to meet before recognition in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition issues. Prior to adoption of FIN 48, we did not treat either interest or penalties related to tax uncertainties as part of income tax expense. With the adoption of FIN 48, we have chosen to change this accounting policy. As a result, we recognize and report interest and penalties, if necessary, within our provision for income tax expense from January 1, 2007 forward.

In many of our Master Planned Communities, gains with respect to sales of land for commercial use, condominiums or apartments are reported for tax purposes on the percentage of completion method. Under the percentage of completion method, gain is recognized for tax purposes as costs are incurred in satisfaction of contractual obligations. In contrast, gains with respect to sales of land for single family residential residences are reported for tax purposes under the completed contract method. Under the completed contract method, gain is recognized for tax purposes when 95% of the costs of our contractual obligations are incurred.

DERIVATIVE FINANCIAL INSTRUMENTS

We use derivative financial instruments to reduce risk associated with movements in interest rates. We may choose or be required by lenders to reduce cash flow and earnings volatility associated with interest rate risk exposure on variable-rate borrowings and/or forecasted fixed-rate borrowings by entering into interest rate swaps or interest rate caps. We do not use derivative financial instruments for speculative purposes.

Under interest rate cap agreements, we make initial premium payments to the counterparties in exchange for the right to receive payments from them if interest rates exceed specified levels during the agreement period. Under interest rate swap agreements, we and the counterparties agree to exchange the difference between fixed-rate and variable-rate interest amounts calculated by reference to specified notional principal amounts during the agreement period. Notional principal amounts are used to express the volume of these transactions, but the cash requirements and amounts subject to credit risk are substantially less.

Parties to interest rate exchange agreements are subject to market risk for changes in interest rates and risk of credit loss in the event of nonperformance by the counterparty. We do not require any collateral under these agreements, but deal only with highly-rated financial institution counterparties (which, in certain cases, are also the lenders on the related debt) and expect that all counterparties will meet their obligations.

All of our interest rate swap and other derivative financial instruments qualify as cash flow hedges and hedge our exposure to forecasted interest payments on variable-rate LIBOR-based debt. Accordingly, the effective portion of the instruments' gains or losses is reported as a component of other comprehensive income and reclassified into earnings when the related forecasted transactions affect earnings. If we discontinue a cash flow hedge because it is no longer probable that the original forecasted transaction will occur, or if a hedge is deemed no longer effective, the net gain or loss in accumulated other comprehensive income (loss) is immediately reclassified into earnings.

We have not recognized any losses as a result of hedge discontinuance and the expense that we recognized related to changes in the time value of interest rate cap agreements and ineffective hedges was insignificant for 2007, 2006 and 2005.

Amounts receivable or payable under interest rate cap and swap agreements are accounted for as adjustments to interest expense on the related debt.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values of our financial instruments approximate their carrying value in our financial statements except for debt. We estimated the fair value of our debt based on quoted market prices for publicly-traded debt and on the discounted estimated future cash payments to be made for other debt. The discount rates used approximate current lending rates for loans or groups of loans with similar maturities and credit quality, assume the debt is outstanding through maturity and consider the debt's collateral (if applicable). We have utilized market information as available or present value techniques to estimate the amounts required to be disclosed. Since such amounts are estimates, there can be no assurance that the disclosed value of any financial instrument could be realized by immediate settlement of the instrument.

The carrying amount and estimated fair value of our debt are summarized as follows (in thousands):

                                        2007                            2006
                            ---------------------------   -----------------------------
                              CARRYING       ESTIMATED      CARRYING     ESTIMATED FAIR
(IN THOUSANDS)                 AMOUNT       FAIR VALUE       AMOUNT          VALUE
------------------          ------------   ------------   ------------   --------------
Fixed-rate debt             $  9,358,290   $  9,334,335   $  9,030,040   $    8,937,819
Variable-rate debt                97,437         97,470        288,287          289,692
                            ------------   ------------   ------------   --------------
                            $  9,455,727   $  9,431,805   $  9,318,327   $    9,227,511
                            ============   ============   ============   ==============

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. For example, significant estimates and assumptions have been made with respect to useful lives of assets, capitalization of development and leasing costs, provision for income taxes, recoverable amounts of receivables and deferred taxes, initial valuations and related amortization periods of deferred costs and intangibles, particularly with respect to acquisitions, and cost ratios and completion percentages used for land sales. Actual results could differ from these and other estimates.

RECLASSIFICATIONS AND CORRECTIONS

Certain amounts in the 2006 and 2005 Consolidated Financial Statements have been reclassified to conform to the current year presentation.

NOTE 3 ACQUISITIONS AND INTANGIBLES

The following table summarizes our intangible assets and liabilities (in thousands):

                                                                Accumulated
                                                Gross Asset    (Amortization)/     Net Carrying
                                                (Liability)       Accretion           Amount
                                                -----------    ---------------    --------------
DECEMBER 31, 2007
Tenant leases:
   In-place value                               $   529,964    $      (304,777)   $      225,187
   Above-market                                     103,478            (67,849)           35,629
   Below-market                                    (160,302)           100,421           (59,881)
Ground leases:
   Above-market                                     (16,968)             1,479           (15,489)
   Below-market                                     291,907            (19,468)          272,439
Real estate tax stabilization agreement              91,879            (12,425)           79,454

DECEMBER 31, 2006
Tenant leases:
   In-place value                               $   559,979    $      (275,689)   $      284,290
   Above-market                                     106,360            (52,702)           53,658
   Below-market                                    (163,599)            78,746           (84,853)
Ground leases:
   Above-market                                     (16,968)             1,007           (15,961)
   Below-market                                     291,907            (12,836)          279,071
Real estate tax stabilization agreement              91,879             (8,501)           83,378

The gross asset balances of the in-place value of tenant leases are included in Buildings and equipment in our Consolidated Balance Sheets. The above-market and below-market tenant and ground leases, as well as the real estate tax stabilization agreement intangible asset, are included in Prepaid expenses and other assets and Accounts payable and accrued expenses as detailed in Note 10.

Amortization/accretion of these intangible assets and liabilities and similar assets and liabilities from our unconsolidated real estate affiliates, at our share, decreased income (excluding the impact of provision for income taxes) by $73.6 million in 2007, $145.5 million in 2006, and $162.0 million in 2005.

Future amortization, including our share of such amounts from unconsolidated real estate affiliates, is estimated to decrease income (excluding the impact of provision for income taxes) by approximately $65.8 million in 2008, $60.6 million in 2009, $49.9 million in 2010, and $35.1 million in 2011.

OTHER ACQUISITION ACTIVITIES

In December 2006, we acquired our joint venture partner's interest in the Owings Mills 3 and 4 office properties for $6.0 million.

NOTE 4 DISCONTINUED OPERATIONS AND GAINS (LOSSES) ON DISPOSITIONS OF INTERESTS IN OPERATING PROPERTIES

We sell interests in retail centers that are not consistent with our long-term business strategies or not meeting our investment criteria and office and other properties that are not located in our master-planned communities or not part of urban mixed-use properties. We may also dispose of properties for other reasons.

Effective January 1, 2007, RPMI (Note 1) was merged into GGMI, a taxable REIT subsidiary (a "TRS") of GGPLP. The operations of RPMI consist mainly of managing unconsolidated real estate affiliates. The fees charged to Unconsolidated Properties of approximately $15.0 million and $10.9 million for years 2006 and 2005, respectively are included in discontinued operations.

In December 2005, the GGP Board of Directors approved two separate plans to dispose of certain office/industrial properties. The plans included 21 office properties which were sold at an aggregate sale price of approximately $125 million and 16 industrial buildings which were sold at an aggregate sale price of approximately $57 million. All of the properties were located in Hunt Valley and Woodlawn, Baltimore, Maryland. The sales closed in December 2005. As a result of the dispositions, we recognized a loss of approximately $1.3 million in 2006 and a gain of approximately $6.2 million in 2005.

Pursuant to SFAS No. 144, the operations of these properties (net of minority interests) have been reported as discontinued operations in the accompanying consolidated financial statements. Revenues and income before minority interest for TRCLP office/industrial properties for the year ended December 31, 2005 was $24.3 million and $8.1 million, respectively.

Effective October 27, 2006, we distributed our ownership interest in Augusta Mall, LLC to GGP.

The operating results of RPMI and the properties included in discontinued operations are summarized as follows (in thousands):

                                                      Year ended December 31,
                                                     ------------------------
                                                        2006          2005
                                                     ----------    ----------
Revenues                                             $   21,571    $   37,506
Operating expenses, exclusive of depreciation,
   amortization and impairments                         (16,023)      (26,735)
Interest expense, net                                    (9,556)         (829)
Depreciation and amortization                            (1,522)       (5,481)
Gains (losses) on dispositions of operating
   properties, net                                       (1,003)        6,249
Income tax benefit, primarily deferred                    5,014         1,016
Income allocated to minority interests                       14          (285)
Equity in income of unconsolidated affiliates               281            --
                                                     ----------    ----------
   Discontinued operations                           $   (1,224)   $   11,441
                                                     ==========    ==========

NOTE 5  UNCONSOLIDATED REAL ESTATE AFFILIATES

The Unconsolidated Real Estate Affiliates include our non-controlling investments in real estate joint ventures. Generally, we share in the profits and losses, cash flows and other matters relating to our investments in Unconsolidated Real Estate Affiliates in accordance with our respective ownership percentages. We manage most of the properties owned by these joint ventures. Some of the joint ventures have elected to be taxed as REITs. We account for these joint ventures using the equity method because we have joint interest and control of these ventures with our venture partners and they have substantive participating rights in such ventures.

At December 31, 2007, these ventures were primarily partnerships and corporations which own retail centers (most of which we manage) and a venture developing the master planned community known as The Woodlands, near Houston, Texas. We own a 52.5% economic interest in certain entities (which we refer to as the "Woodlands Entities") that own The Woodlands, Other assets owned by the Woodlands Entities at the Merger date included approximately 5,500 acres of land, three golf course complexes, a resort conference center, a hotel, interests in five office buildings and other assets. In March 2007, one building was sold; in May 2007, the Woodlands entities sold a Country Club and two golf courses; and in December 2007, the Woodlands entities sold the hotel, for total cash proceeds of $63.8 million and a gain of approximately $45.2 million. In January 2006 one building was sold and in December 2006 four buildings were sold for total cash proceeds of $17.7 million and a gain of approximately $9.0 million. Of this amount, $5.3 million was recorded as operating income, as the building was constructed with the intent to sell and considered inventory.

The private REIT that was contributed to TRCLP in the Private REIT/TRS Restructuring (Note 1) owns a 9.3% interest in General Growth Properties Limited Partnership Limited Liability Company ("GGPLP, LLC") and some smaller interests in five other properties still controlled by GGPLP. In accordance with the guidance established for mergers involving affiliates under common control, the financial statements of TRCLP have been restated to include the equity ownership interest of the private REIT for all periods presented similar to a pooling of interests. This restructuring increased Investment in and loans to/from Unconsolidated Real Estate Affiliates by $255.0 million as of December 31, 2006. As a result of the restatement, equity in income of unconsolidated affiliates was increased by $11.4 million and $18.3 million for the years ended December 31, 2006 and 2005, respectively.

As a result of the ongoing operations of the ventures, cumulative distributions, primarily from financing proceeds, from certain of these ventures exceed our investments in them. This balance aggregated $25.6 million and $21.9 million at December 31, 2007 and 2006, respectively and is included as a liability in our Consolidated Balance Sheets.

The significant accounting policies used by the Unconsolidated Real Estate Affiliates are the same as ours.

CONDENSED COMBINED FINANCIAL INFORMATION OF UNCONSOLIDATED REAL ESTATE
AFFILIATES

Following is summarized financial information for our Unconsolidated
Real Estate Affiliates as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005. Certain 2006 and 2005 amounts have been reclassified to conform to the 2007 presentation (in thousands).

                                                                                              DECEMBER 31,      DECEMBER 31,
                             (IN THOUSANDS)                                                       2007              2006
-------------------------------------------------------------------------                    --------------    --------------
CONDENSED COMBINED BALANCE SHEETS - UNCONSOLIDATED REAL ESTATE AFFILIATES
Assets:
   Land                                                                                      $    1,678,477    $    1,698,229
   Buildings and equipment                                                                        9,807,090         9,704,723
   Less accumulated depreciation                                                                 (2,120,466)       (1,887,127)
   Developments in progress                                                                         612,380           218,061
                                                                                             --------------    --------------
      Net property and equipment                                                                  9,977,481         9,733,886
   Investment land and land held for sale and development                                           287,962           290,273
                                                                                             --------------    --------------
      Net investment in real estate                                                              10,265,443        10,024,159
   Cash and cash equivalents                                                                        119,405            82,077
   Accounts and notes receivable, net                                                               201,854           201,737
   Deferred expenses, net                                                                           118,368           131,637
   Prepaid expenses and other assets                                                              3,872,972         4,073,255
                                                                                             --------------    --------------
         Total assets                                                                        $   14,578,042    $   14,512,865
                                                                                             ==============    ==============

Liabilities and Owners' Equity:
   Mortgages, notes and loans payable                                                        $    9,874,172    $    9,836,236
   Accounts payable and accrued expenses                                                            495,965           424,227
   Minority interest                                                                                 79,312           135,877
   Owners' equity                                                                                 4,128,593         4,116,525
                                                                                             --------------    --------------
         Total liabilities and owners' equity                                                $   14,578,042    $   14,512,865
                                                                                             ==============    ==============

INVESTMENT IN AND LOANS TO/FROM UNCONSOLIDATED REAL ESTATE AFFILIATES, NET
Owners' equity                                                                               $    4,128,593    $    4,116,525
Less joint venture partners' equity                                                              (3,497,965)       (3,471,967)
Capital or basis differences and loans                                                              721,374           765,041
                                                                                             --------------    --------------
Investment in and loans to/from
   Unconsolidated Real Estate Affiliates, net                                                $    1,352,002    $    1,409,599
                                                                                             ==============    ==============

RECONCILIATION - INVESTMENT IN AND LOANS TO/FROM UNCONSOLIDATED REAL ESTATE AFFILIATES
Asset - Investment in and loans to/from
   Unconsolidated Real Estate Affiliates                                                     $    1,377,634    $    1,431,463
Liability - Investment in and loans to/from
   Unconsolidated Real Estate Affiliates                                                            (25,632)          (21,864)
                                                                                             --------------    --------------
Investment in and loans to/from
   Unconsolidated Real Estate Affiliates, net                                                $    1,352,002    $    1,409,599
                                                                                             ==============    ==============

                                                                         YEARS ENDED DECEMBER 31,
                                                               --------------------------------------------
                     (IN THOUSANDS)                                2007            2006            2005
--------------------------------------------------------       ------------    ------------    ------------
CONDENSED COMBINED STATEMENTS OF INCOME - UNCONSOLIDATED
   REAL ESTATE AFFILIATES
Revenues:
   Minimum rents                                               $  1,047,518    $  1,006,967    $    948,542
   Tenant recoveries                                                451,464         428,974         416,699
   Overage rents                                                     44,382          44,029          42,887
   Land sales                                                       161,938         162,790         158,181
   Other                                                            149,750         162,203         126,526
                                                               ------------    ------------    ------------
      Total revenues                                              1,855,052       1,804,963       1,692,835
                                                               ------------    ------------    ------------

Expenses:
   Real estate taxes                                                131,984         128,738         123,649
   Repairs and maintenance                                          111,912         109,121         106,300
   Marketing                                                         32,516          31,433          35,166
   Other property operating costs                                   314,203         332,127         278,293
   Land sales operations                                             91,539         103,519          89,561
   Provision for doubtful accounts                                    5,792           4,045           8,320
   Property management and other costs                               11,509          10,811          10,195
   Depreciation and amortization                                    319,958         320,099         314,082
                                                               ------------    ------------    ------------
      Total expenses                                              1,019,413       1,039,893         965,566
                                                               ------------    ------------    ------------

Operating income                                                    835,639         765,070         727,269
Interest income                                                       7,980           6,732           4,550
Interest expense                                                   (531,040)       (511,909)       (398,821)
Provision for income taxes                                           (6,011)           (408)           (343)
Income allocated to minority interest                                (5,480)         (8,204)        (13,596)
Equity in income of unconsolidated joint ventures                         -               -            (619)
                                                               ------------    ------------    ------------
Income from continuing operations                                   301,088         251,281         318,440
                                                               ------------    ------------    ------------
Discontinued operations, including gain on dispositions             106,016          18,115             438
                                                               ------------    ------------    ------------
Net income                                                     $    407,104    $    269,396    $    318,878
                                                               ============    ============    ============

EQUITY IN INCOME OF UNCONSOLIDATED REAL ESTATE AFFILIATES
Net income of Unconsolidated Real Estate Affiliates            $    407,104    $    269,396    $    318,878
Joint venture partners' share of income of
   Unconsolidated Real Estate Affiliates                           (276,402)       (200,947)       (257,101)
Amortization of capital or basis differences                        (23,528)        (19,684)        (21,388)
                                                               ------------    ------------    ------------
Equity in income of Unconsolidated Real Estate Affiliates      $    107,174    $     48,765    $     40,389
                                                               ============    ============    ============

NOTE 6  MORTGAGES, NOTES AND LOANS PAYABLE

Mortgages, notes and loans payable are summarized as follows (in thousands):

                                                                      December 31,
                                                               ---------------------------
                                                                   2007           2006
                                                               ------------   ------------
Fixed-rate debt:
   Collateralized mortgages, notes and loans payable           $  6,822,802   $  6,478,645
   Corporate and other unsecured term loans                       2,535,488      2,551,395
                                                               ------------   ------------
   Total fixed-rate debt                                          9,358,290      9,030,040
                                                               ------------   ------------

Variable-rate debt:
   Collateralized mortgages, notes and loans payable                 97,437        288,287
                                                               ------------   ------------
   Total variable-rate debt                                          97,437        288,287
                                                               ------------   ------------

   Total mortgages, notes and loans payable                    $  9,455,727   $  9,318,327
                                                               ============   ============

The weighted-average annual interest rate (including the effects of swaps and excluding the effects of deferred finance costs) on our mortgages, notes and loans payable was 5.6% at December 31, 2007 and 5.7% at December 31, 2006. Our mortgages, notes and loans payable have various maturities through 2033. The weighted-average remaining term of our mortgages, notes and loans payable was
3.76 years as of December 31, 2007.

At December 31, 2007, we had a $95.0 million interest rate swap agreement that effectively fixed the LIBOR rate (4.22% at December 31, 2007) on a portion of our variable-rate debt through February 2008 at 6.1%. The swap has a notional amount of $95.0 million. The rate on the underlying debt is LIBOR plus 1.3%.

As of December 31, 2007, approximately $11.3 billion of land, buildings and equipment and investment land and land held for development and sale (before accumulated depreciation) have been pledged as collateral for our mortgages, notes and loans payable. Certain properties are subject to financial performance covenants, primarily debt service coverage ratios, which we are in compliance with at December 31, 2007.

The agreements relating to various loans impose limitations on us. The most restrictive of these limit the levels and types of debt we and our affiliates may incur and require us and our affiliates to maintain specified minimum levels of debt service coverage and net worth. The agreements also impose restrictions on sale, lease and certain other transactions, subject to various exclusions and limitations. These restrictions have not and are not expected to limit our normal business activities as we expect to be able to access additional funds as necessary from GGP.

In February 2006, in conjunction with various refinancings by GGP, we issued a $500 million bridge loan ("Bridge Loan"). On May 5, 2006 we fully repaid the Bridge Loan with a portion of the proceeds obtained from the sale of $800 million of senior unsecured notes which provide for semi-annual payments (commencing November 1, 2006) of interest only at a rate of 6.75% and payment of the principal in full on May 1, 2013.

LETTERS OF CREDIT AND SURETY BONDS

We had outstanding letters of credit and surety bonds of approximately $185 million as of December 31, 2007. These letters of credit and bonds were issued primarily in connection with insurance requirements, special real estate assessments and construction obligations.

NOTE 7  INCOME TAXES

TRCLP is a limited partnership, which is an entity disregarded for federal income tax purposes and we are not liable for federal income taxes.

However, as a subsidiary of GGP (which operates as a Real Estate Investment Trust ("REIT")), we own and operate several TRS entities that are taxable corporations that are used by REITs generally to engage in nonqualifying REIT activities or perform nonqualifying services, and therefore we are liable for federal and state income taxes with respect to such TRS entities. Such TRS entities principally engage in the development and sale of land for residential, commercial and other uses, primarily in and around Columbia, Maryland; Summerlin, Nevada and Houston, Texas. The TRS entities also operate and/or own several retail centers and office and other properties. Except with respect to the TRS entities, management does not believe that we will be liable for significant income taxes at the federal level or in most of the states in which we operate in 2007 and future years. Current federal income taxes of the TRS entities are likely to increase significantly in future years as we exhaust the net loss carryforwards of certain TRS entities and complete certain land development projects. These increases could be significant.

Effective March 31, 2007, through a series of transactions, a private REIT owned by GGPLP was contributed to TRCLP and one of our TRS entities became a qualified REIT subsidiary of that private REIT. This transaction resulted in approximately a $328.4 million decrease in our net deferred tax liabilities, an approximate $7.4 million increase in our current taxes payable and an approximate $321.0 million income tax benefit related to the properties now owned by that private REIT.

The (benefit from) provision for income taxes for the years ended December 31, 2007, 2006 and 2005 are summarized as follows (in thousands):

                                            2007                               2006                             2005
                             ----------------------------------   ------------------------------   -------------------------------
                              Current    Deferred       Total      Current   Deferred    Total     Current    Deferred     Total
                             --------   ----------   ----------   --------   --------   --------   --------   --------    --------
Continuing operations:
   Operating income          $ 68,104   $ (375,285)  $ (307,181)  $ 29,483   $ 58,485   $ 87,968   $ 21,525   $ 27,972    $ 49,497
Discontinued operations:
   Operating income                --           --           --          2     (5,016)    (5,014)        11     (1,027)     (1,016)
                             --------   ----------   ----------   --------   --------   --------   --------   --------    --------
                             $ 68,104   $ (375,285)  $ (307,181)  $ 29,485   $ 53,469   $ 82,954   $ 21,536   $ 26,945    $ 48,481
                             ========   ==========   ==========   ========   ========   ========   ========   ========    ========

Income tax expense attributable to continuing operations is reconciled to the amount computed by applying the federal corporate tax rate as follows (in thousands):

                                                                       2007          2006          2005
                                                                    ----------    ----------    ----------
Tax at statutory rate on income from continuing operations
    before income taxes                                              $  30,812    $   86,715    $   27,089
Increase in valuations allowance, net                                      160            --            --
State income taxes, net of federal income tax benefit                    1,224         3,069           (98)
Tax at statutory rate on (income) loss not subject to federal
   income taxes and other permanent differences                        (26,463)       (1,816)       22,506
Tax benefit from Private REIT/TRS Restructuring                       (320,956)           --            --
FIN 48 tax expense, excluding interest                                   3,185            --            --
FIN 48 interest, net of federal income tax benefit                       4,857            --            --
                                                                    ----------    ----------    ----------
   (Benefit from) provision for income taxes                        $ (307,181)   $   87,968    $   49,497
                                                                    ==========    ==========    ==========

Each TRS is a tax paying component for purposes of classifying deferred tax assets and liabilities. Net deferred tax assets (liabilities) are summarized as follows (in thousands):

                                          2007            2006
                                      ------------    ------------
Total deferred tax assets             $     13,013    $     15,097
Valuation allowance                         (1,061)           (901)
                                      ------------    ------------
Net deferred tax asset                      11,952          14,196

Total deferred tax liabilities            (854,000)     (1,302,205)
                                      ------------    ------------
Net deferred tax liabilities          $   (842,048)   $ (1,288,009)
                                      ============    ============

The tax effects of temporary differences and loss carryforwards included in the net deferred tax assets (liabilities) at December 31, 2007 and 2006 are summarized as follows (in thousands):

                                                                                  2007            2006
                                                                              ------------    ------------
Property, primarily differences in depreciation and amortization, the tax basis of land assets and treatment of interest and certain
   other costs                                                                $   (797,358)   $ (1,169,296)
Deferred income                                                                   (207,200)       (291,634)
Interest deduction carryforwards                                                   142,103         142,177
Operating loss and tax credit carryforwards                                         20,407          30,744
                                                                              ------------    ------------
   Total                                                                      $   (842,048)   $ (1,288,009)
                                                                              ============    ============

Although we believe our tax returns are correct, the final determination of tax audits and any related litigation could be different than that which was reported on the returns. In the opinion of management, we have made adequate tax provisions for years subject to examination. Generally, we are currently open to audit under the statute of limitations by the Internal Revenue Service for the years ending December 31, 2004 through 2007 and are open to audit by state taxing authorities for years ending December 31, 2003 through 2007. Several of our taxable REIT subsidiaries are under examination by the Internal Revenue Service for the years 2001 through 2005. We are unable to determine when the remaining audits will be resolved.

On January 1, 2007, we adopted Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 prescribes a recognition threshold that a tax position is required to meet before recognition in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition issues.

At January 1, 2007, we had total unrecognized tax benefits of approximately $92.9 million, excluding accrued interest, of which approximately $27.0 million would impact our effective tax rate. The future adoption of SFAS 141 (R) (as defined and described in Note 12) may impact the amounts of total unrecognized tax benefits that would impact our effective tax rate. These unrecognized tax benefits increased our income tax liabilities by $34.4 million, increased goodwill by $28.0 million and cumulatively reduced partners' capital by $6.4 million. As of January 1, 2007, we had accrued interest of approximately $8.6 million related to these unrecognized tax benefits and no penalties. Prior to adoption of FIN 48, we did not treat either interest or penalties related to tax uncertainties as part of income tax expense. With the adoption of FIN 48, we have chosen to change this accounting policy. As a result, we will recognize and report interest and penalties, if necessary, within our provision for income tax expense from January 1, 2007 forward. We recognized potential interest expense related to the unrecognized tax benefits of $5.3 million for the year ended December 31, 2007. During the year ended December 31, 2007, we recognized previously unrecognized tax benefits, excluding accrued interest, of $14.8 million, which decreased goodwill. The recognition of the previously unrecognized tax benefits resulted in the reduction of interest expense accrued related to these amounts. At December 31, 2007, we had total unrecognized tax benefits of approximately $89.9 million excluding accrued interest, of which approximately $8.8 million would impact our effective tax rate.

                 (IN THOUSANDS)                              2007
-------------------------------------------------         ----------
Unrecognized tax benefits, opening balance                $   92,922
Gross increases - tax positions in prior period                1,672
Gross increases - tax positions in current period             10,029
Settlements                                                        -
Lapse of statute of limitations                              (14,748)
                                                          ----------
Unrecognized tax benefits, ending balance                 $   89,875
                                                          ==========

Based on our assessment of the expected outcome of existing examinations or examinations that may commence, or as a result of the expiration of the statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits, excluding accrued interest, for tax positions taken regarding previously filed tax returns will materially change from those recorded at January 1, 2007. A material change in unrecognized tax benefits could have a material effect on our statements of operations and comprehensive income. As of December 31, 2007, there is approximately $70.5 million of unrecognized tax benefits, excluding accrued interest, which due to the reasons above, could significantly increase or decrease during the next twelve months.

The TRS net operating loss, charitable contributions, and capital loss carryforwards at December 31, 2007 for federal income tax purposes were approximately $57.8 million in total and will begin to expire in 2007. The TRS interest deduction carryforwards at December 31, 2007 for Federal income tax purposes were approximately $406.0 million and do not expire.

The amounts and expiration dates of operating loss and tax credit carryforwards for tax purposes are as follows:

(IN THOUSANDS)                                             Amount     Expiration Dates
                                                          ---------   ----------------
Net operating loss carryforwards - Federal                $  35,719          2008-2026
Net operating loss carryforwards - State                     62,179          2008-2026
Capital loss carryforward                                     9,232               2009
Tax credit carryforwards - Federal AMT                          847                n/a

NOTE 8  RENTALS UNDER OPERATING LEASES

We receive rental income from the leasing of retail and other space under operating leases. The minimum future rentals to be received from tenants under operating leases in effect at our consolidated properties included in continuing operations at December 31, 2007 are summarized as follows (in thousands):

2008                                                      $   701,977
2009                                                          650,824
2010                                                          579,757
2011                                                          508,442
2012                                                          416,283
Subsequent                                                  1,445,148

Minimum future rentals exclude amounts which are payable by certain tenants based upon a percentage of their gross sales or as reimbursement of operating expenses and amortization of above and below-market tenant leases.

We also receive rental income from the leasing of retail and other space under finance leases. Rents under finance leases aggregated $8.3 million in 2007, $8.4 million in 2006, and $9.0 million in 2005.

Minimum rent payments to be received from tenants under finance leases in effect at December 31, 2007 are summarized as follows (in thousands):

2008                                                      $      8,284
2009                                                             7,266
2010                                                             7,062
2011                                                             7,062
2012                                                             7,062
Subsequent                                                      21,213

NOTE 9  TRANSACTIONS WITH AFFILIATES

Effective January 1, 2007, RPMI (Note 1) was merged into GGMI, a taxable REIT subsidiary (a "TRS") of GGPLP. The operations of RPMI consist mainly of managing unconsolidated real estate affiliates. Management fee revenues primarily represent management and leasing fees, financing fees, and fees for other ancillary services performed for the benefit of certain Unconsolidated Real Estate Affiliates and for properties owned by third parties. The fees charged to Unconsolidated Properties of approximately $15.0 million and $10.9 million for years 2006 and 2005, respectively are included in discontinued operations (Note
4).

GGP directly performs functions such as payroll, benefits, and insurance for TRCLP and related costs for such functions are either charged directly to or allocated, as applicable, to TRCLP.

NOTE 10  OTHER ASSETS AND LIABILITIES

The following table summarizes the significant components of prepaid expenses and other assets as of December 31, 2007 and December 31, 2006 (in thousands):

                                                   2007         2006
                                                ----------   ----------
Below-market ground leases                      $  272,439   $  279,071
Receivables - finance leases and bonds              78,853       92,263
Security and escrow deposits                        37,218       45,436
Real estate tax stabilization agreement             79,454       83,378
Special Improvement District receivable             58,200       64,819
Above-market tenant leases                          35,629       53,658
Prepaid expenses                                    36,680       27,167
Deferred income tax                                 11,952       14,196
Insurance recovery receivable                           --       14,952
Other                                               12,220       13,462
                                                ----------   ----------
                                                $  622,645   $  688,402
                                                ==========   ==========

The following table summarizes the significant components of accounts payable and accrued expenses as of December 31, 2007 and December 31, 2006 (in thousands):

                                                        2007         2006
                                                     ----------   ----------
Accounts payable, deposits and accrued expenses      $   90,115   $  130,024
Below-market tenant leases                               59,881       84,853
Construction payable                                     72,516       92,462
Accrued interest                                         54,838       60,830
FIN 48 liability                                        103,380           --
Hughes participation payable                             86,008       90,793
Accrued real estate taxes                                23,859       24,495
Accrued payroll and other employee liabilities            6,206        6,935
Deferred gains/income                                    27,482       22,149
Tenant and other deposits                                15,307       22,354
Insurance reserve                                         7,320        7,266
Above-market ground leases                               15,489       15,961
FIN 47 liability                                          3,758        3,893
Capital lease obligations                                14,315       14,967
Other                                                    42,624        6,825
                                                     ----------   ----------
                                                     $  623,098   $  583,807
                                                     ==========   ==========

NOTE 11  COMMITMENTS AND CONTINGENCIES

In the normal course of business, from time to time, we are involved in legal proceedings relating to the ownership and operations of our properties. In management's opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have a material adverse effect on our consolidated financial position, results of operations or liquidity.

See Note 7 for our obligations related to FIN 48.

We periodically enter into contingent agreements for the acquisition of properties. Each acquisition is subject to satisfactory completion of due diligence and, in the case of property acquired under development, completion of the project. In conjunction with the acquisition of The Grand Canal Shoppes in 2004, we entered into an agreement (the "Phase II Agreement") to acquire the multi-level retail space that is part of The Palazzo in Las Vegas, Nevada (the "Phase II Acquisition") which is connected to the existing Venetian and the Sands Expo and Convention Center facilities and The Grand Canal Shoppes. The project opened on January 18, 2008. The Phase II Agreement provides for the payment of a purchase price amount computed on a 6% capitalization rate on the projected net operating income of the Phase II retail space, as defined by the Phase II Agreement ("Phase II NOI"), up to $38 million and on a capitalization rate of 8% on Phase II NOI in excess of $38 million. We have agreed to an initial purchase price of approximately $300 million and additional payments will be made during the 48 months after closing if Phase II NOI increases. Closing of the acquisition, although subject to customary closing conditions, is now expected to be in the first quarter of 2008.

We lease land or buildings at certain properties from third parties. The leases generally provide us with a right of first refusal in the event of a proposed sale of the property by the landlord. Rental payments are expensed as incurred and have, to the extent applicable, been straight-lined over the term of the lease. Rental expense, including participation rent and excluding amortization of above and below-market ground leases and straight-line rents, was $9.3 million in 2007, $7.5 million in 2006 and $13.7 million in 2005.

The following table summarizes the contractual maturities of our long-term commitments . Both long-term debt and ground leases include the related purchase accounting fair value adjustments:

                                                                                                       Subsequent/
       (In thousands)              2008          2009           2010           2011         2012        Other (1)         Total
-----------------------------   -----------   -----------   ------------   -----------   -----------   ------------    -----------
Long-term debt-principal        $ 1,008,575   $ 1,946,932   $  2,221,463   $   969,434   $ 1,497,443   $  1,811,880    $ 9,455,727
Ground lease payments                13,684        13,708         13,621        13,312        13,451        520,207        587,983
FIN 48 obligations, including
   interest and penalties            17,515             -              -             -             -         85,865        103,380
                                -----------   -----------   ------------   -----------   -----------   ------------    -----------
                                $ 1,039,774   $ 1,960,640   $  2,235,084   $   982,746   $ 1,510,894   $  2,417,952    $10,147,090
                                ===========   ===========   ============   ===========   ===========   ============    ===========

(1) The remaining FIN 48 liability for which reasonable estimates about the timing of payments cannot be made is disclosed within the Subsequent/ Other column.

OTHER COMMITMENTS AND CONTINGENCIES

       (In thousands)
Construction contracts for properties in development:
   Consolidated subsidiaries                                                 $     18,479
   Our share of unconsolidated real estate affiliates                               8,037
Construction and purchase contracts for land development                           54,149
Our share of long-term ground lease obligations of unconsolidated real
   estate affiliates                                                              117,463
                                                                             ------------
                                                                             $    198,128
                                                                             ============

CONTINGENT STOCK AGREEMENT

In connection with the acquisition of The Hughes Corporation ("Hughes") in 1996, we entered into a Contingent Stock Agreement ("CSA") for the benefit of the former Hughes owners or their successors ("beneficiaries"). Under terms of the CSA, additional shares of common stock (or in certain circumstances, Increasing Rate Cumulative Preferred stock) are issuable to the beneficiaries based on certain indemnification obligations and on the appraised values of four defined groups of acquired assets at specified termination dates to 2009 and/or cash flows generated from the development and/or sale of those assets prior to the termination dates ("earnout periods"). Subsequent to the Merger, shares of GGP common stock are used to satisfy distribution requirements. The distributions of additional shares, based on cash flows, are determined and payable semiannually as of June 30 and December 31. At December 31, 2007 and 2006, 698,601 and 1,814,810, respectively, of GGP shares of common stock ($36.7 million and $81.7 million, respectively) were issued to the beneficiaries, representing their share of cash flows for the years ended December 31, 2007 and 2006, respectively.

The CSA is, in substance, an arrangement under which we and the beneficiaries will share in cash flows from development and/or sale of the defined assets during their respective earnout periods, and GGP will issue additional shares of common stock to the beneficiaries based on the value, if any, of the defined asset groups at specified termination dates. We account for the beneficiaries' shares of earnings from the assets subject to the agreement as an operating expense. We will account for any final stock distributions to the beneficiaries in 2010, which are likely to be significant, in connection with the final valuation at the end of 2009 related to assets we own as of such termination date as additional investments in the related assets (i.e., contingent consideration).

OAKWOOD AND RIVERWALK MARKETPLACE DAMAGES

In September 2005, two of our operating retail properties, Oakwood Center, located in Gretna, Louisiana, and Riverwalk Marketplace, which is located near the convention center in downtown New Orleans, incurred hurricane and/or vandalism damage. We have comprehensive insurance coverage for both property damage and business interruption and, therefore, recorded insurance recovery receivables for both of such coverages. However, in 2006, because of actual and potential disputes with our insurance carriers, we commenced litigation to preserve our rights regarding certain claims. Both properties have now reopened.

The net book value of the property damage at these properties had been estimated to be approximately $36 million. The Oakwood component of such estimate continues to be subject to review and revision as discussed below. During 2007, we reached a final settlement with our insurance carrier with respect to Riverwalk Marketplace in the cumulative amount of approximately $17.5 million. Also during 2007, in connection with Oakwood Center, we reached final settlements with all of the insurance carriers for our first two layers of insurance coverage pursuant to which we have received a cumulative total to date of approximately $50 million. All of such insurance recovery proceeds from such carriers have been applied against the estimated property damage with the remainder recorded as recovery of operating costs and repairs, minimum rents and provision for doubtful accounts. As of December 31, 2007, although all recorded insurance recovery receivables have been collected, the litigation with respect to Oakwood Center remains pending and we continue to have discussions with our remaining insurance carriers at Oakwood Center regarding our unresolved and disputed claims with respect to deductibles, exclusions, additional business interruption coverage and the scope and cost of repair, cleaning, and replacement required at the property. While we believe that our claims are valid, there can be no assurance that any additional amounts will be collected.

NOTE 12   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In August 2007, the FASB proposed FASB Staff Position No. APB 14-a, "Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (including Partial Cash Settlements)" (FSP 14-a). FSP 14-a would require companies to separately account for the liability and equity components of the debt instruments in a manner that will reflect the nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. If the final FSP is issued, it would be retrospectively applied and effective for financial statements issued for fiscal years beginning after December 15, 2007. We are evaluating the impact of FSP 14-a on our financial statements.

In June 2007, the FASB ratified EITF Issue No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" (EITF 06-11). EITF 06-11 requires companies to recognize the income tax benefit realized from dividends or dividend equivalents that are charged to retained earnings and paid to employees for nonvested equity-classified employee share-based payment awards as an increase to additional paid-in capital. EITF 06-11 is effective for fiscal years beginning after December 15, 2007. We are evaluating the impact of EITF 06-11 on our financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159") which provides companies with an option to report selected financial assets and liabilities at fair value. The standard's objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. Although SFAS 159 is effective for the year ending December 31, 2008, as permitted, management has elected not to adopt SFAS 159 for its existing financial assets and liabilities on January 1, 2008.

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In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements"
("SFAS 157") which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS 157 also requires expanded disclosure about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. However, on December 14, 2007, the FASB issued proposed Financial Staff Position No. SFAS 157-b (FSP 157-b) which would delay the effective date of SFAS 157 for all non financial assets and non financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. FSP 157-b partially defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for those items within its scope. We will adopt SFAS 157 except as it applies to those non financial assets and non financial liabilities as noted in FSP 157-b. In February 2008, the FASB issued two Staff Positions on SFAS 157: (1) FASB Staff Position No. FAS 157-1 (FAS 157-1), "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement Under Statement 13," and (2) FASB Staff Position No. FAS 157-2 (FAS 157-2), "Effective Date of FASB Statement No. 157." FAS 157-1 excludes FASB Statement No. 13, Accounting for Leases, as well as other accounting pronouncements that address fair value measurements on lease classification or measurement under Statement 13, from SFAS 157's scope. FAS 157-2 partially defers Statement 157's effective date. The partial adoption of SFAS 157 is not expected to have a material impact on our financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," ("SFAS 150") which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability. The effective date of SFAS 150 relating to measurement and classification provisions has been indefinitely postponed by the FASB. We did not enter into new financial instruments subsequent to May 2003 which would fall within the scope of this statement. Though we have certain limited life ventures that appear to meet the criteria for liability recognition, we do not believe that the adoption of the currently postponed provisions of SFAS 150, if required, will have a material impact on our financial statements.

In December 2007, the FASB issued FASB Statement No. 141 (R) Business Combinations and FASB Statement No. 160 Non-controlling Interests in Consolidated Financial Statements ("SFAS 141 (R)" and "SFAS 160", respectively). SFAS 141 (R) will change how business acquisitions are accounted for and will impact the financial statements both on the acquisition date and in subsequent periods. SFAS 160 will change the accounting and reporting for minority interests, which will be re-characterized as non-controlling interests and classified as a component of equity. SFAS 141 (R) and SFAS 160 are effective for periods beginning on or after December 15, 2008. Early adoption is not permitted. We are currently evaluating the impact of these new statements on our financial statements.

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